UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2025

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4-5, Marunouchi 1-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2025

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

(TSE Code: 8306)

MUFG Bank, Ltd.

Notice Concerning Result of Tender Offer for Share Certificates, Etc. of

WealthNavi Inc. (TSE Code: 7342) by MUFG Bank, Ltd.

Tokyo, January 21, 2025 — MUFG Bank, Ltd. (the “Tender Offeror”), a wholly-owned subsidiary of Mitsubishi UFJ Financial Group, Inc., hereby announces that on November 29, 2024, it decided to acquire the share certificates, etc. of WealthNavi Inc. (TSE Code: 7342; a company listed on the Growth Market of the Tokyo Stock Exchange, Inc.) through a tender offer (the “Tender Offer”) under the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended), conducted the Tender Offer starting on December 2, 2024, and that the Tender Offer was completed on January 20, 2025.

Please refer to the release titled “Notice Concerning Result of Tender Offer for Share Certificates, Etc. of WealthNavi Inc. (TSE Code: 7342) by MUFG Bank, Ltd.” published by the Tender Offeror today for further details.

End

These materials are considered to be disclosures by Mitsubishi UFJ Financial Group, Inc. (the parent company of the Tender Offeror) pursuant to the Securities Listing Enforcement Rules, as well as announcements made by Mitsubishi UFJ Financial Group, Inc., in accordance with Article 30, Paragraph 1, Item (4) of the Financial Instruments and Exchange Act Enforcement Order pursuant to a request from the Tender Offeror.

Attachment:

“Notice Concerning Result of Tender Offer for Share Certificates, Etc. of WealthNavi Inc. (TSE Code: 7342) by MUFG Bank, Ltd.” dated January 21, 2025

MUFG Bank, Ltd.

Notice Concerning Result of Tender Offer for Share Certificates, Etc. of

WealthNavi Inc. (TSE Code: 7342) by MUFG Bank, Ltd.

Tokyo, January 21, 2025 — MUFG Bank, Ltd. (the “Tender Offeror”) resolved at its Executive Committee meeting held on November 29, 2024 to acquire the common shares (the “Target Company Shares”) of WealthNavi Inc. (TSE Code: 7342; a company listed on the Growth Market of the Tokyo Stock Exchange, Inc. (the “TSE”)) (the “Target Company”) and the Stock Acquisition Rights (as defined in “(3) Type of Share Certificates, Etc. Subject to the Tender Offer” in “1. Outline of the Tender Offer” below) through a tender offer (the “Tender Offer”) under the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended) (the “Act”) and conducted the Tender Offer starting on December 2, 2024. As the Tender Offer was completed on January 20, 2025, the Tender Offeror hereby announces, as described below, the result thereof.

1.	Outline of the Tender Offer

(1)	Name and address of the Tender Offeror

Name:	MUFG Bank, Ltd.

Address:	1-4-5, Marunouchi, Chiyoda-ku, Tokyo

(2)	Name of the Target Company

WealthNavi Inc.

(3)	Type of Share Certificates, Etc. Subject to the Tender Offer

(A)	Common stock

(B)	Stock acquisition rights ((I) through (VII) below are collectively referred to as the “Stock Acquisition Rights”)

(I)

The third series of stock acquisition rights (exercise period: from August 16, 2020 to August 16, 2028) issued pursuant to the resolution of the Target Company’s board of directors meeting held on August 15, 2018 (the “Third Stock Acquisition Rights”);

(II)

The fourth series of stock acquisition rights (exercise period: from March 27, 2021 to March 27, 2029) issued pursuant to the resolution of the Target Company’s board of directors meeting held on March 26, 2019 (the “Fourth Stock Acquisition Rights”);

(III)

The fifth series of stock acquisition rights (exercise period: from March 27, 2019 onwards (indefinite from the allotment date)) issued pursuant to the resolution of the Target Company’s board of directors meeting held on March 26, 2019 (the “Fifth Stock Acquisition Rights”);

(IV)

The sixth series of stock acquisition rights (exercise period: from August 26, 2021 to August 26, 2029) issued pursuant to the resolution of the Target Company’s board of directors meeting held on August 23, 2019 (the “Sixth Stock Acquisition Rights”);

(V)

The seventh series of stock acquisition rights (exercise period: from June 30, 2022 to June 30, 2030) issued pursuant to the resolution of the Target Company’s board of directors meeting held on June 29, 2020 (the “Seventh Stock Acquisition Rights”);

(VI)

The eighth series of stock acquisition rights (exercise period: from June 30, 2020 onwards (indefinite from the allotment date)) issued pursuant to the resolution of the Target Company’s board of directors meeting held on June 29, 2020 (the “Eighth Stock Acquisition Rights”); and

(VII)

The ninth series of stock acquisition rights (exercise period: from June 30, 2020 onwards (indefinite from the allotment date)) issued pursuant to the resolution of the Target Company’s board of directors meeting held on June 29, 2020 (the “Ninth Stock Acquisition Rights”).

(4)	Number of Share Certificates, Etc. to be Purchased

Type of share certificates, etc.	Number of share certificates, etc. to be purchased	Minimum number of share certificates, etc. to be purchased	Maximum number of share certificates, etc. to be purchased

Common stock	51,111,736 (shares)	30,988,100 (shares)	— (shares)

Total	51,111,736 (shares)	30,988,100 (shares)	— (shares)

(Note 1)

If the total number of share certificates, etc. tendered in response to the Tender Offer (the “Tendered Share Certificates, Etc.”) is less than the minimum number of the share certificates, etc. to be purchased (30,988,100 shares), the Tender Offeror will not purchase any of the Tendered Share Certificates, Etc. If the total number of Tendered Share Certificates, Etc. is equal to or more than the minimum number of the Share Certificates, Etc. to be purchased (30,988,100 shares), the Tender Offeror will purchase all of the Tendered Share Certificates, Etc.

(Note 2)

The Tender Offeror has not set a maximum number of share certificates, etc. to be purchased in the Tender Offer, and thus the number of share certificates, etc. to be purchased is stated as 51,111,736 shares, which is the maximum number of shares of the Target Company that the Tender Offer will purchase in the Tender Offer. The maximum number of shares is the number of shares (51,111,736 shares) obtained by subtracting the number of Target Company Shares (9,110,000 shares) held by the Tender Offeror as of November 29, 2024 from the aggregate sum (60,221,736 shares) (the “Total Number of Shares After Considering Target Company Potential Shares”) of (i) the total number of issued shares of the Target Company as of September 30, 2024 (59,317,770 shares) stated in the “Summary of Non-consolidated Financial Results for the Nine Months Ended September 30, 2024 [Japanese GAAP]” released by the Target Company on November 14, 2024 (the “Target Company’s Financial Results”), plus (ii) the number of restricted stocks (5,539 shares) issued on November 13, 2024 as stated in the release titled “Announcement regarding completion of payment for new shares as restricted stock compensation” published by the Target Company on November 13, 2024 (together with (i), 59,323,309 shares in total), less (iii) the number of treasury shares (20,767 shares) held by the Target Company as of September 30, 2024 stated in the Target Company’s Financial Results (totaling 59,302,542 shares), plus (iv) the number of Target Company Shares (919,194 shares) to be issued upon the exercise of the Stock Acquisition Rights (306,398 units) reported by the Target Company as being left unexercised as of November 29, 2024.

(Note 3)

Shares less than one unit are also subject to the Tender Offer. If the right to demand the purchase of shares less than one unit is exercised by a shareholder in accordance with the Companies Act (Act No. 86 of 2005; as amended), the Target Company may purchase its own shares during the purchase period for the Tender Offer (the “Tender Offer Period”) in accordance with the procedures prescribed in laws and regulations.

(Note 4)	The Tender Offeror does not intend to acquire treasury shares held by the Target Company through the Tender Offer.

(Note 5)	Target Company Shares issued or transferred through the exercise of Stock Acquisition Rights up to the last day of the Tender Offer Period are also subject to the Tender Offer.

(5)	Tender Offer Period

(i)	Tender offer period

From December 2, 2024 (Monday) to January 20, 2025 (Monday) (30 business days)

(ii)	Possibility of extension of Tender Offer Period upon request of the Target Company

N/A

(6)	Price of Tender Offer

(i)	1,950 yen per share of common stock

(ii)	Stock Acquisition Rights

(I)	4,389 yen per stock acquisition right for the Third Stock Acquisition Rights

(II)	3,858 yen per stock acquisition right for the Fourth Stock Acquisition Rights

(III)	3,858 yen per stock acquisition right for the Fifth Stock Acquisition Rights

(IV)	3,858 yen per stock acquisition right for the Sixth Stock Acquisition Rights

(V)	3,297 yen per stock acquisition right for the Seventh Stock Acquisition Rights

(VI)	3,297 yen per stock acquisition right for the Eighth Stock Acquisition Rights

(VII)	3,297 yen per stock acquisition right for the Ninth Stock Acquisition Rights

2.	Result of Tender Offer

(1)	Outcome of the Tender Offer

In the Tender Offer, the condition was that if the total number of Tendered Share Certificates, Etc. is less than the minimum number of shares to be purchased (30,988,100 shares), the Tender Offeror would not purchase any of the Tendered Share Certificates, Etc. Because the total number of Tendered Share Certificates, Etc. (46,563,404 shares) exceeded the minimum number of the shares to be purchased (30,988,100 shares), the Tender Offeror will purchase all of the Tendered Share Certificates, Etc. as described in the Public Notice of the Commencement of the Tender Offer and the Tender Offer Registration Statement (as amended by the Amendment Registration Statements to the Tender Offer Registration Statement; the same applies hereinafter).

(2)	Date of public notice of result of the Tender Offer, and name of newspaper in which public notices are to appear

Pursuant to the provisions of Article 27-13, Paragraph 1 of the Act, on January 21, 2025, at the TSE, the Tender Offeror announced to the press the result of the Tender Offer in the manner set out in Article 9-4 of the Financial Instruments and Exchange Act Enforcement Order (Cabinet Order No. 321 of 1965, as amended) and Article 30-2 of the Cabinet Office Order on Disclosure Required for Tender Offer for Share Certificates by Persons Other Than Issuers (Ministry of Finance Order No. 38 of 1990, as amended; the “Cabinet Office Order on Disclosure Required for Tender Offer”).

(3)	Number of Purchased Share Certificates, Etc.

Class of share certificates, etc.	Number of tendered shares on a number-of-shares basis	Number of purchased shares on a number-of-shares basis

Share certificate	46,086,566 (shares)	46,086,566 (shares)

Certificate of Stock Acquisition Rights	476,838	476,838

Certificate of bond with Stock Acquisition Rights	-	-

Trust beneficiary certificate for share certificates, etc. ( )	-	-

Depositary receipt for share certificates, etc. ( )	-	-

Total	46,563,404	46,563,404

(Total number of potential share certificates, etc.)	(476,838)	(476,838)

(4)	Share Ownership Percentages after the Tender Offer

Number of voting rights represented by the share certificates, etc. held by the Tender Offeror before the Tender Offer	91,100	(Ownership ratio of share certificates, etc. before the Tender Offer: 15.13%)

Number of voting rights represented by the share certificates, etc. held by special related parties before the Tender Offer	2,400	(Ownership ratio of share certificates, etc. before the Tender Offer: 0.40%)

Number of voting rights represented by the share certificates, etc. held by the Tender Offeror after the Tender Offer	556,734	(Ownership ratio of share certificates, etc. after the Tender Offer: 92.45%)

Number of voting rights represented by the share certificates, etc. held by special related parties after the Tender Offer	2,400	(Ownership ratio of share certificates, etc. after the Tender Offer: 0.40%)

Total number of voting rights of all shareholders, etc. of the Target Company	591,330

(Note 1)	The “Number of voting rights represented by the share certificates, etc. held by special related parties before the Tender Offer” and “Number of voting rights represented by the share certificates, etc. held by special related parties after the Tender Offer” are the total number of voting rights represented by share certificates, etc. held by each special related party (other than special related parties who are not considered special related parties pursuant to Article 3, Paragraph 2, Item 1 of the Cabinet Office Order on Disclosure Required for Tender Offer for the purpose of calculation of ownership ratio of share certificates, etc. under each Item of Article 27-2, Paragraph 1 of the Act).

(Note 2)	The “Total number of voting rights of all shareholders, etc. of the Target Company” is the number of voting rights of all shareholders as of June 30, 2024 as stated in the Semi-Annual Securities Report for the 10th Fiscal Period submitted by the Target Company on August 9, 2024 (based on the number of shares per unit being 100 shares). However, in the Tender Offer, since shares less than one unit and Target Company Shares to be delivered upon the exercise of Stock Acquisition Rights were also subject to the Tender Offer, when calculating the “Ownership ratio of share certificates, etc. before the Tender Offer” and the “Ownership ratio of share certificates, etc. after the Tender Offer,” 602,217 voting rights represented by the Total Number of Shares After Considering Target Company Potential Shares (60,221,736 shares) is used as a denominator.

(Note 3)	The “Ownership ratio of share certificates, etc. before the Tender Offer” and the “Ownership ratio of share certificates, etc. after the Tender Offer” have been rounded to the second decimal place.

(5)	Calculation in the Case of Tender Offer on a Pro Rata Basis

N/A

(6)	Method of Settlement

(i)	Name and address of head office of financial instruments dealers/bank etc. in charge of settlement of Tender Offer

Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

1-9-2, Otemachi, Chiyoda-ku, Tokyo

au Kabucom Securities Co., Ltd. (sub-agent) (Note)

3-2-5, Kasumigaseki, Chiyoda-ku, Tokyo

Note: The sub-agent plans to change its trade name to “Mitsubishi UFJ eSmart Securities Co., Ltd.” in February 1, 2025.

(ii)	Commencement Date of Settlement

January 27, 2025 (Monday)

(iii)	Method of Settlement

A notice regarding the purchase under the Tender Offer will be mailed to the address or location of the shareholders who are Tendering (the “Tendering Shareholders”) (or the address of the standing proxy in the case of foreign shareholders) without delay after the expiration of the Tender Offer Period. Delivery of such notice by the sub-agent will be made electromagnetically by displaying the notice on the website after logging in.

The purchase will be settled in cash. The tender offer agent or the sub-agent will remit the sales proceeds pertaining to the share certificates, etc. that have been purchased to a location specified by each Tendering Shareholder (in the case of a foreign shareholder, by its standing proxy) or pay such sales proceeds into the account of the Tendering Shareholder with the tender offer agent or the sub-agent through which the shares were tendered without delay after the commencement date of the settlement in accordance with the instructions of each Tendering Shareholder (in the case of a foreign shareholder, by its standing proxy).

3.	Policies after the Tender Offer and Future Prospects

With respect to the policies after the Tender Offer and future prospects, there is no change from those described in the press release titled “Notice Concerning Commencement of Tender Offer for Share Certificates, Etc. of WealthNavi Inc. (TSE Code: 7342) by MUFG Bank, Ltd.” released by the Tender Offeror on November 29, 2024 (as amended by the subsequent press releases titled “(Amendment) Notice Concerning Amendments to the “Notice Concerning Commencement of Tender Offer for Share Certificates, Etc. of WealthNavi Inc. (TSE Code: 7342) by MUFG Bank, Ltd.” and the Public Notice of Commencement of the Tender Offer in Connection with Filing of Amendment Registration Statement to Tender Offer Registration Statement by MUFG Bank, Ltd.” dated December 11, 2024 and “(Amendment) Notice Concerning Amendments to the “Notice Concerning Commencement of Tender Offer for Share Certificates, Etc. of WealthNavi Inc. (TSE Code: 7342) by MUFG Bank, Ltd.” in Connection with Filing of Amendment Registration Statement to Tender Offer Registration Statement by MUFG Bank, Ltd.” dated December 25, 2024).

Please note that, by considering the result of the Tender Offer, the Tender Offeror intends to carry out the series of procedures in order to make the Tender Offeror the sole shareholder of the Target Company and in order for the Tender Offeror to make the Target Company a wholly-owned subsidiary of the Tender Offeror. The Target Company Shares are currently listed on the Growth Market of the TSE as of today. However, if the series of procedures are carried out, the Target Company Shares will be delisted through the prescribed procedures in accordance with the stock delisting criteria of the TSE. After delisting, the Target Company Shares will no longer be traded on the Growth Market of the TSE.

Any further procedures will be promptly announced by the Tender Offeror once decided upon consultation with the Target Company.

4.	Place where a Copy of the Tender Offer Report is Available for Public Inspection

MUFG Bank, Ltd.

(1-4-5, Marunouchi, Chiyoda-ku, Tokyo)

Tokyo Stock Exchange, Inc.

(2-1, Kabuto-cho, Nihombashi, Chuo-ku, Tokyo)

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